Mail Stop 3628

September 7, 2005

Via U.S. Mail and facsimile to (212) 225-3999
Colin Longhurst, Managing Director
De Rigo Holding B.V.
450 Herengracht
1017 C.A. Amsterdam, the Netherlands

Re:	De Rigo S.p.A.
      Schedule 13E-3/TO-T/A
      Filed by DR 3 S.r.l., Ennio De Rigo,
           Walter De Rigo and De Rigo Holding B.V.
      Filed September 1, 2005
      File No. 05-48824

Dear Mr. Longhurst:

      We have the following comments on the above referenced filing.
Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

General
1. We note your response to prior comment 1. Please advise us as to how the parties complied with the dissemination requirements of Rule
14d-4. We note that the offer documents were disseminated to record holders and to all DTC participants. It is unclear whether the parties furnished the documents to beneficial owners in Italy or otherwise inquired as to the beneficial owners holding through the participants. Please advise.
2. Please revise to disclose your response to prior comment 6.



Offer to Purchase

Special Factors, page 8

Purpose of and Reasons for the Offer, page 8
3. We refer you to your response to prior comment 13. Please revise your Offer to Purchase to include this response.

Positions of DR 3, De Rigo Holding and the De Rigo Brothers
Regarding
Fairness of the Offer, page 9
4. We refer you to prior comment 17. Because this transaction affects subsets of unaffiliated stockholders differently, Rule 13e-3 requires a separate fairness determination for each group of unaffiliated stockholders. See Question & Answer No. 19 in Exchange
Act Release No. 17719 (April 13, 1981). Please continue to expand your disclosure address why each filing person believes this transaction is fair to those unaffiliated stockholders who will participate in the tender offer, as well as those who will remain security holders. This disclosure should address each filing person`s determination as it relates to the factors addressed in Item
1014. To the extent that the factors for determining fairness were the same for the unaffiliated security holders that will tender and those that will remain security holders, please disclose.
5. We reissue prior comment 18. Did the filing persons consider any negative factors in assessing the fairness of the transaction to the unaffiliated stockholders, including those who decide to tender and those who do not? Although we note your response to our prior comment it does not appear to address our concern. Please revise. The Tender Offer, page 16
8. Certain Information Concerning De Rigo, page 26
6. We refer you to prior comment 23. We continue to believe that your disclosure should include all projected information in the Offer materials. If you continue to believe that other projections are not material, supplementally provide us with the projections and an analysis as to why "the Filing Persons believe this additional detail is not material in this context and therefore believe that disclosure of that detail is not required."
7. Please disclose your response to prior comment 24 in your Offer to
Purchase.
8. We note your response to prior comment 25. It is unclear why you believe that the projections need not comply with the requirements of
Regulation G.  Please provide further analysis.

11.  Certain Conditions of the Offer, page 33
9. We reissue prior comment 29. While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it.
For example, but without limitation, condition (a) refers to "threatened" actions. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.
In
this regard, revise this and other conditions to remove the term "threatened," as it is unclear how these actions could be objectively determined.

Closing

       As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

         	               						Very truly
yours,




	Jeffrey
B. Werbitt
								Attorney-Advisor
			Office of Mergers & Acquisitions

cc:	William A. Groll, Esquire
      Cleary Gottlieb Steen & Hamilton LLP
      55 Basinghall Street
EC2V 5EH London, England



Colin Longhurst, Managing Director
De Rigo Holding B.V.
August 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE